Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
JUNE 13, 2008
LJ INTERNATIONAL ANNOUNCES RELEASE DATE OF JUNE 30, 2008 FOR
FY 2007, Q1 2008 FINANCIALS
HONG KONG, June 13, 2008 — LJ International Inc. (LJI) (NASDAQ/GM: JADE), a leading jewelry manufacturer and retailer, announced today that it will release its financial results for fiscal year 2007 and the first quarter of 2008 on June 30, 2008.
The fiscal year report is for the year ended December 31, 2007. The quarterly report is for the first quarter ended March 31, 2008.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong, is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.